

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Gregory Rustowicz
Vice President Finance and Chief Financial Officer
Columbus McKinnon Corporation
205 Crosspoint Parkway
Getzville, NY 14068

>   **Re: Columbus McKinnon Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2020**
>   **Filed May 27, 2020**
>   **File No. 001-34362**

Dear Mr. Rustowicz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology